UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                November 21, 2007

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL ANNOUNCES PER.C6(R) LICENSING AGREEMENT WITH ACAMBIS

LEIDEN, THE NETHERLANDS, NOVEMBER 20, 2007- Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) and Acambis plc (London Stock
Exchange: ACM) today announced the signing of a research license agreement for PER.C6(R). The license agreement allows Acambis to use Crucell's PER.C6(R) technology for an undisclosed vaccine candidate. Financial details of the agreement were not disclosed.

ABOUT PER.C6(R) TECHNOLOGY
Crucell's PER.C6(R) technology is a cell line developed for the large-scale manufacture of biopharmaceutical products including vaccines. The production scale potential of the PER.C6(R) cell line has been demonstrated in an unprecedented successful bioreactor run of 20,000 liters. Compared to conventional production technologies, the strengths of the PER.C6(R) technology lie in its excellent safety profile, scalability and productivity under serum-free culture conditions. These characteristics, combined with its ability to support the growth of both human and animal viruses, make the PER.C6(R) technology the biopharmaceutical production technology of choice for Crucell's current and potential pharmaceutical and biotechnology partners.

ABOUT CRUCELL
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminium-free hepatitis A vaccine on the market. The Company has a broad pipeline, with several products based on its unique PER.C6(R) production technology in development. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, Novartis, Wyeth and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com

ABOUT ACAMBIS
Acambis is a leading vaccine company developing novel vaccines that address significant unmet medical needs or substantially improve standards of care. Its leading development-stage programme, a Japanese encephalitis vaccine, has completed pivotal Phase 3 trials and is partnered with Sanofi Pasteur and Bharat Biotech. Acambis' pipeline also includes has the most advanced West Nile vaccine in development, on which it has a collaboration agreement with Sanofi Pasteur, the only C. difficile vaccine to have entered clinical trials and an innovative universal influenza vaccine programme. Its proprietary ChimeriVax(TM) technology, which was developed in association with St Louis University, has been applied to the development of the JE and West Nile vaccines, and also to Sanofi Pasteur's tetravalent dengue vaccine, which has successfully demonstrated proof-of-concept in a Phase 2 trial by generating 100% seroconversion to all four dengue virus serotypes. Acambis is the leading producer of smallpox vaccines, having produced doses of its ACAM2000 vaccine for emergency-use stockpiles for the US and several other governments. ACAM2000 (Smallpox (Vaccinia) Vaccine, Live) vaccine was licensed by the US Food and Drug Administration in August 2007 for active immunisation against smallpox disease for persons determined to be at high risk for smallpox infection. For safety and prescribing information, please refer to www.acambis.com/ACAM2000.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). More information is available at www.acambis.com.

Forward-looking statements
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 13, 2007, and the section entitled "Risk Factors". The Company prepares its financial statements under International Financial Reporting Standards (IFRS) with reconciliation to the generally accepted accounting principles in the United States (US GAAP).

FOR FURTHER INFORMATION PLEASE CONTACT:

MEDIA:                                             INVESTORS/ANALYSTS:
Barbara Mulder                                     Oya Yavuz
Director Corporate Communications                  Director Investor Relations
Tel: +31-(0)71-519 7346                            Tel: +31-(0)71-519 7064
press@crucell.com                                  ir@crucell.com



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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

   November 21, 2007                              /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer